Stahl & Zelmanovitz 767 Third Avenue — 14th Floor New York, New York 10017	Email: StahlNYC@AOL.com Phone: (212) 826-6435 Fax: (212) 826-6402

July 6, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention: H. Roger Schwall,
                  Assistant Director

Re:  NGAS Resources, Inc. – Proposed 10-KSB/A, File No. 0-12185

Ladies and Gentlemen:

     This correspondence is provided on behalf of NGAS Resources, Inc. (the “Company”) to correct two typographical errors in our correspondence dated July 5, 2005 (the “Second Response”) in response to the staff’s comment letters dated April 22 and June 21, 2005 on the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004.

     The first sentence in the introductory paragraph to item 1(b) and the operating section of the cash flow statements on page 2 of the Second Response are corrected to read as follows, marked to show the corrections:

As noted in the roll-forward to be added to Note 10 to the consolidated financial statements for common shares to be issued in response to comment 7 of the Initial Comment Letter, the common shares to be ~~issued~~ at December 31, 2003 in connection with a contract settlement were reduced by 3,556 shares to reflect the payment of the settlement in cash in the amount of $17,780 during 2004 in lieu of common shares.

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES Net income	$1,611,701	$3,660,140	$634,950
Adjustments to reconcile net income to net cash provided by operating activities:
Incentive bonus paid in common shares	674,905	364,680	130,020
Options, warrants and deferred compensation	743,096	742,800	—
Contract settlement paid in common shares	(17,780)	~~(~~293,074 ~~)~~	—
Depreciation, depletion and amortization	1,886,965	911,089	652,069
Write-down of investments	63,627	—	—
Write-off of deferred financing costs	—	29,786	—
Notes issued in kind for interest on long term debt	74,036	104,888	—
Gain on sale of assets	(1,542,607)	(2,695)	(4,361)
Future income taxes	1,795,785	257,647	—
Changes in assets and liabilities:
Accounts receivable	(1,778,538)	(175,142)	95,324
Prepaid expenses and other current assets	(1,378,759)	(329,752)	(258,648)
Accounts payable	2,117,643	514,788	374,018
Accrued liabilities	672,531	1,804,651	418,959
Income taxes payable	(144,450)	144,450	—
Customers’ drilling deposits	2,489,401	3,398,400	3,909,500

Net cash provided by operating activities	7,267,556	11,718,804	5,951,831

* * *

Securities and Exchange Commission
Division of Corporation Finance
July 6, 2005

     The balance of the Second Response is unmodified. If the revised disclosure proposed on behalf of the Company in my response letters dated May 6 and July 5, 2005 is acceptable, with the foregoing corrections, the Company will promptly file the proposed 10-KSB/A, with conforming disclosure in all of its future periodic reports under the Exchange Act. We appreciate your consideration of our responses and look forward to receiving any further comments as promptly as practicable.

Yours very truly,

/s/ Douglas Stahl

cc: NGAS Resources, Inc.
      Kraft, Berger, Grill, Schwartz, Cohen & March LLP